                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-22651

                           NOTIFICATION OF LATE FILING

       (Check One): [ ]  Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                    [ ] Form N-SAR

         For Period Ended: July 31, 2001
                           ----------------------------------------------------

 [ ] Transition Report on Form 10-K      [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 10-Q      [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 20-F

         For the Transition Period Ended:
                                         --------------------------------------

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

-------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant 3DFX INTERACTIVE, INC.
                       --------------------------------------------------------
Former name if applicable
                         ------------------------------------------------------
Address of principal executive office (Street and number)

4435 FORTRAN DRIVE
-------------------------------------------------------------------------------
City, state and zip code SAN JOSE, CALIFORNIA 95134
                        -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     There are significant changes in results of operations of the Registrant from the corresponding period for the last fiscal year that will be reflected in the Registrant's earnings statements due to the discontinuation of the Registrant's operations and its efforts to liquidate, wind up and dissolve its business. The Registrant is unable to quantitatively estimate the impact such changes in results of operations as the Registrant is currently working through outstanding issues with its independent accountants.

     As a result of various factors beyond the Registrant's control, including its efforts to properly liquidate, wind up and dissolve, the Registrant will not be able to file its Form 10-Q by the prescribed time without unreasonable effort and expense. The Registrant will file its Form 10-Q within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      RICHARD A. HEDDLESON               (408)                    591-3508
-------------------------------------------------------------------------------
           (Name)                      (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             3dfx INTERACTIVE, INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 14, 2001                    By:     /s/ RICHARD A. HEDDLESON
      -----------------------------            ---------------------------------
                                               Richard A. Heddleson,
                                               Chief Financial Officer